Edward Sonnenschein Direct Dial: 1.202.637.1266 Edward.Sonnenschein@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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June 9, 2015 VIA EDGAR AND HAND DELIVERY Amanda Ravitz Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Abu Dhabi	Milan
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Re:	SeaSpine Holdings Corporation

Amendment No. 2 to Registration Statement on Form 10

Filed June 1, 2015

File No. 001-36905

Dear Ms. Ravitz:

On behalf of our client, SeaSpine Holdings Corporation (the “Company”), this letter sets forth the Company’s response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during telephone conversations with the Staff with respect to the above-referenced Amendment No. 2 to Registration Statement on Form 10 (“Amendment No. 2”). For the convenience of the Staff, we have reproduced the comments in italicized, bold type and followed each comment with the Company’s response.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Information Statement. References to page numbers and section headings in the responses below refer to page numbers and section headings in the Information Statement.

June 9, 2015

Comment

Exhibit 99.1 to Form 10

1.	File a materially complete Information Statement with your next amendment.

Response: The Company has revised its disclosure in response to the Staff’s comment. Specifically, the Company has completed missing information in the Information Statement, including the information in the beneficial ownership table.

Exhibit 2.1 to Form 10

2.	Please include disclosure clarifying that the Company will furnish supplementally a copy of any schedule to Exhibit 2.1 that has been omitted pursuant to Item 602(b)(2) of Regulation S-K.

Response: The Company has revised its disclosure in response to the Staff’s comment.

Exhibits 10.3 through 10.6 to Form 10

3.	Please confirm that the Company will file on Form 8-K final versions of these agreements following the time that final versions of them are entered into upon completion of the Distribution.

Response: The Company hereby confirms that it will file on Form 8-K final versions of the agreements which are Exhibits 10.3 through 10.6 to the Form 10 following the time that final versions of those agreements are entered into upon completion of the Distribution.

*****

In connection with the response in this letter, the Company is by separate letter acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 9, 2015

Please feel free to contact me at (212) 906-1266 if you have any questions regarding our response above.

Very truly yours

/s/ Edward Sonnenschein

Edward Sonnenschein of LATHAM & WATKINS LLP

cc:	Via Email

John J. Bostjancic, SeaSpine Holdings Corporation

Glenn G. Coleman, Integra LifeSciences Holdings Corporation

Richard D. Gorelick, Integra LifeSciences Holdings Corporation

June 9, 2015

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SeaSpine Holdings Corporation

Registration Statement on Form 10

File No. 001-36905

Dear Ms. Ravitz:

On behalf of SeaSpine Holdings Corporation (the “Company”), we understand that the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has been reviewing and commenting upon the Company’s Registration Statement on Form 10, as amended (the “Registration Statement”).

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on next page]

June 9, 2015

Please feel free to contact me at 609-529-9106 if you have any questions regarding this correspondence.

Very truly yours

/s/ John J. Bostjancic

John J. Bostjancic
Chief Financial Officer
SeaSpine Holdings Corporation

cc:	Via Email

Glenn G. Coleman, Integra LifeSciences Holdings Corporation

Richard D. Gorelick, Integra LifeSciences Holdings Corporation

Edward Sonnenschein, LATHAM & WATKINS LLP